EVE HOLDING, INC.
1400 General Aviation Drive

Melbourne, FL 32935
(321) 751-5050

July 31, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Bradley Ecker

RE:	Eve Holding, Inc. (the “Company”)
Registration Statement on Form S-3
File No. 333-281021

Dear Mr. Ecker:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-281021) be accelerated by the Securities and Exchange Commission to 4:00 p.m. New York time on August 2, 2024, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Thomas W. Greenberg of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-7886 and that such effectiveness also be confirmed in writing.

Very truly yours,

Eve Holding, Inc.

By:	/s/ Johann Bordais
Johann Bordais
Chief Executive Officer

cc:   Thomas W. Greenberg

Skadden, Arps, Slate, Meagher & Flom LLP